VEON liquidity update Amsterdam, 25 May 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces that its total cash and deposits have increased to approximately USD 2.4 billion, including USD 1.8 billion equivalent of USD and EUR denominated cash and deposits held by its headquarters (“HQ”) in Amsterdam, as at 23 May 2022 (vs. USD 1.9 billion and USD 1.3 billion, respectively, as at 31 March 2022). In addition to the USD and EUR denominated cash, VEON HQ has a limited amount of RUB denominated cash to cover its upcoming coupon payments under its RUB notes. VEON Group CFO Serkan Okandan said: “We have successfully drawn down nearly all of the USD 692 million that was available under our Revolving Credit Facility ("RCF") as of 31 March 2022. After issuing a utilization request in April 2022 for the full remaining balance, we have received USD 610 million. This has increased VEON Group’s HQ-level cash position to USD 1.8 billion, enabling us to maintain a prudent liquidity position in this period of macroeconomic uncertainty.” The remaining USD 82 million from Intesa Sanpaolo Bank S.p.A., Amsterdam Branch has not yet been received as this bank has not yet made their participation in the loan available pursuant to the utilization request. We are still in discussions with this bank about their funding obligations pursuant to the RCF agreement. VEON currently has USD 973 million outstanding under the RCF, net of the USD 24 million with A.O. Raiffeisen (Raiffeisen Russia). Raiffeisen Russia will be repaid at the end of May due to the cancellation of its commitments in compliance with new Russian regulatory requirements. The HQ-level cash and deposits are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks from the European Union, the United States and Japan. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding VEON’s liquidity position and sources of financing. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com